August 27, 2024

Andrew Teno
Chief Executive Officer
ICAHN ENTERPRISES L.P.
16690 Collins Avenue, PH-1
Sunny Isles Beach, FL 33160

       Re: ICAHN ENTERPRISES L.P.
           Registration Statement on Form S-4
           Filed on August 23, 2024
           File No. 333-281731
Dear Andrew Teno:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenny O'Shanick at 202-551-8005 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Louis E. Rambo, Esq.